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NOV 2 1 2011
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101

SECUR 11023476 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Loy, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 W Irvin Avenue
(No. and Street)

State College	PA	16804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian L Anderson — 814-238-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

270 Pierce Street, Suite 302	Kingston	PA	18704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CA.6
11/28/11

OATH OR AFFIRMATION

I, Brian L Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Co., Inc. dba Nestlerode & Loy, Inc., as of November 16th, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kelly A. Walker, Notary Public
State College Boro, Centre County
My Commission Expires Dec. 23, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Brian Anderson
Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Nestlerode & Loy, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Nestlerode & Loy, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Nestlerode & Loy, Inc.'s management is responsible for Nestlerode & Loy, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on your audited statement of income and retained earnings for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

November 9, 2011

270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

J.H. WILLIAMS & CO., LLP

Certified Public Accountants

NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2011

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2011, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Williams & Co., LLP

November 9, 2011

270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2011

ASSETS

Cash	$ 294,765
Receivables:	
Accounts receivable - brokers and dealers	18,127
Accounts receivable - 12b-1	3,354
Employee advances	1,378
Total receivables	22,859
Prepaid taxes and expenses	11,683
Deferred tax assets	2,584
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $155,547	50,782
	$ 382,673

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable - trade		$ 10,062
Accounts payable - 12b-1		1,677
Accrued salaries and wages		53,136
Accrued and withheld payroll taxes		3,525
	TOTAL LIABILITIES	68,400
STOCKHOLDERS' EQUITY		
Preferred stock		20,000
Common stock		24,200
Retained earnings		270,073
	TOTAL STOCKHOLDERS' EQUITY	314,273
		$ 382,673

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income
For the year ended September 30, 2011

REVENUES		
Commissions		$ 424,094
Service fees and other income		577,059
	TOTAL REVENUES	1,001,153
OPERATING EXPENSES		985,846
	INCOME FROM OPERATIONS	15,307
OTHER INCOME		
Interest income		174
	INCOME BEFORE INCOME TAXES	15,481
PROVISION FOR INCOME TAXES		
Federal income tax		3,578
State income tax		1,384
	TOTAL PROVISION FOR INCOME TAXES	4,962
	NET INCOME	$ 10,519

The accompanying notes are an integral part of these financial statements.

Nestlerode and Loy, Inc.
Statement of Changes in Stockholders' Equity
For the year ended September 30, 2011

	Common Stock	Preferred Stock	Retained Earnings	Treasury Stock	Total
BALANCES - BEGINNING	$ 24,200	$ 20,000	$ 270,647	$ (11,093)	$ 303,754
Net income	-	-	10,519	-	10,519
Treasury stock retired	-	-	(11,093)	11,093	-
BALANCES - ENDING	$ 24,200	$ 20,000	$ 270,073	$ -	$ 314,273

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Cash Flows
For the year ended September 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 10,519
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,320
Deferred income taxes	1,433
(Increase) decrease in:	
Accounts receivable - brokers and dealers	2,593
Accounts receivable - 12b-1	1,496
Employee advances	(257)
Prepaid taxes and expenses	4,185
Increase (decrease) in:	
Accounts payable - trade	8,486
Accounts payable - 12b-1	(748)
Accrued salaries and wages	6,127
Accrued and withheld payroll taxes	1,765
NET CASH PROVIDED BY OPERATING ACTIVITIES	41,919
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(30,658)
NET CASH (USED IN) INVESTING ACTIVITIES	(30,658)
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	11,261
CASH - BEGINNING	283,504
CASH - ENDING	$ 294,765
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Income taxes paid	$ 3,533

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2011.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Depreciation and amortization expenses totaled $6,320 for the year ended September 30, 2011.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable income or which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to depreciation on property and equipment and charitable contributions expense.

As of September 30, 2011, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2008.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Correspondent Services, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3(k)(2)(ii).

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Stockholders' Equity

Details of stockholders' equity at September 30, 2011 are as follows:

	Preferred Stock	Common Stock
Value	$ 20,000	$ 24,200
Par value	None	None
Shares authorized	5,000,000	5,000,000
Shares issued and outstanding	2,420,000	2,420,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc. There was no activity involving the shares authorized, issued or outstanding during the year ended September 30, 2011.

NOTE 7 – Pension Plan

Effective January 1, 1997, the Company established a SIMPLE pension plan under section 408(p) of the Internal Revenue Code for the benefit of eligible employees. Eligibility was limited to employees who were reasonably expected to receive $5,000 in compensation for the calendar year. The Company contributed amounts as determined by the Board of Directors.

Effective January 1, 2011, the Company replaced the above SIMPLE pension plan with a 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $24,215 under both plans for the year ended September 30, 2011.

NOTE 8 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $28,705 for the year ended September 30, 2011.

NOTE 9 – Provision for Income Taxes

Income tax expense for the year ended September 30, 2011 consisted of the following:

		Current	Deferred	Total
Federal		$ 2,737	$ 841	$ 3,578
State		792	592	1,384
	TOTALS	$ 3,529	$ 1,433	$ 4,962

Deferred tax assets consisted of the following components:

		Federal	State	Total
Property and equipment		$ 667	$ 605	$ 1,272
Charitable contributions expense		818	494	1,312
	TOTALS	$ 1,485	$ 1,099	$ 2,584

The Company has charitable contribution carryforwards of $6,061, of which $1,761 will expire in 2014 and $4,300 in 2015.

NOTE 10 – Related Party Transactions

The Company leases office space under a month-to-month lease from West Irvin Associates, a related party that is partly owned by a majority stockholder of the Company. The total lease payments to West Irvin Associates for the year ended September 30, 2011 were $36,000.

NOTE 11 – Subsequent Events

Management has evaluated subsequent events through November 9, 2011, which is the date that the Company's financial statements were available to be issued. No material subsequent events have occurred since September 30, 2011 that required recognition or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

Nestlerode & Loy, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934
September 30, 2011

NET CAPITAL

Total stockholders' equity	$	314,273
Deduct stockholders' equity not allowable for net capital computation		-
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		314,273
Deductions		
Petty cash		55
2% haircut on money market funds		1,853
Receivables due for fees earned from third-party participations		594
Mutual fund concessions receivable (net of related accounts payable)		1,082
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		1,677
Employee advances		1,378
Prepaid taxes and expenses		11,683
Fixed assets (net of accumulated depreciation and amortization)		50,782
Deferred tax assets		2,584
TOTAL DEDUCTIONS		71,688
ADJUSTED NET CAPITAL	$	242,585

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	10,062
Accounts payable - 12b-1		1,677
Accrued salaries and wages		53,136
Accrued and withheld payroll taxes		3,525
TOTAL AGGREGATE INDEBTEDNESS	$	68,400

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	4,560
Minimum dollar net capital required	$	50,000

Adjusted Net Capital	$	242,585
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	192,585

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17A-5 as of September 30, 2011.

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2011.

Nestlerode & Loy, Inc.
Schedule II - Operating Expenses
For the year ended September 30, 2011

Commissions	$	247,674
Wages		281,211
Insurance		45,188
Taxes		36,539
Pension contributions		24,215
Trading expense		67,570
Contracted services		27,498
Licenses and fees		9,713
Research		6,405
Dues and subscriptions		28,010
Office expense		46,392
Supplies		138
Postage		5,019
Training and seminars		6,542
Professional fees		23,309
Advertising		28,705
Rent		36,131
Maintenance		8,153
Telephone		31,252
Utilities		7,901
Travel and entertainment		7,661
Contributions		4,300
Depreciation and amortization		6,320
TOTAL OPERATING EXPENSE	$	985,846

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

In planning and performing our audit of the financial statements of Nestlerode & Loy, Inc, as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

270 Pierce Street • Suite 302 • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
(Cont'd)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

November 9, 2011